Actelis Networks, Inc.

710 Lakeway Drive, Suite 200

Sunnyvale, CA 94085

November 25, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1 Filed October 7, 2025, as amended File No. 333-290758

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Actelis Networks, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-290758) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m., Eastern Time, on November 28, 2025 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Eyal Peled at (646) 266-4658. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

ACTELIS NETWORKS, INC.

		By:	/s/Tuvia Barlev
			Name:	Tuvia Barlev
			Title:	Chief Executive Officer

cc:	Eyal Peled (Greenberg Traurig, LLP)